

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 15, 2013

Via E-mail
Mark D. Klein
Chief Executive Officer and Executive Co-Chairman
National Holdings Corporation
120 Broadway, 27th Floor
New York, New York 10271

Re: National Holdings Corporation
Registration Statement on Form S-1
Filed March 11, 2013
File No. 333-187191

Dear Mr. Klein:

We have limited our review of your registration statement to those issues we have addressed in our comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending the referenced filing and providing the requested information. Where you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

1. We note your disclosure in "Changes in internal controls" on page 30 of your Form 10-K for the fiscal year ended September 30, 2012.

   - Please describe for us the significant deficiencies or material weaknesses in internal controls and procedures requiring corrective actions. We note that the last sentence of this section ends with the phrase "with the exception of the following" but is not followed by a description of any deficiencies or weaknesses. Please also amend your Form 10-K as appropriate to describe any material weaknesses or significant deficiencies as of the end of the fiscal year.

   - Please also confirm that there were no changes (as opposed to "significant changes") in your internal control over financial reporting that materially affected, or are

reasonably likely to materially affect (as opposed to "that could significantly affect"), your internal control over financial reporting.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Aslynn Hogue at (202) 551-3841 or Laura Crotty at (202) 551-3563 if you have any questions.

Sincerely,

/s/ Laura S. Crotty for

Suzanne Hayes
Assistant Director